Exhibit (a)(4)

Published October 13, 2009 in Investor’s Business Daily

This announcement is neither an offer to buy nor a solicitation of an offer to sell Shares. The Offer is being made solely by the formal Offer to Purchase forwarded to Shareholders of record and is not being made to, and tenders will not be accepted from or on behalf of, Shareholders residing in any jurisdiction in which making or accepting the Offer would violate that jurisdiction’s laws.

NOTICE OF OFFER TO PURCHASE FOR CASH:

Up to 23,620,000 Shares of Common Stock of

Piedmont Office Realty Trust, Inc. (the “Corporation”) at a price of

$3.00 per Share

by:

MIRELF III REIT Investments, LLC (the “Purchaser”)

The Purchaser is offering to purchase for cash up to 23,620,000 shares of common stock (“Shares”) of the Corporation, at a price of $3.00 per Share upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase and in the related Letter of Transmittal for the offer (which together constitute the “Offer” and the “Tender Offer Documents”).

The Purchaser is an indirect, wholly owned subsidiary of Madison International Real Estate Liquidity Fund III, LP, a Delaware limited partnership (the “Fund”).  Neither the Purchaser nor the Fund has ever commenced a tender offer for the Corporation’s Shares and is not affiliated with and should not be confused with Madison Capital Management, LLC, which has made two previous tender offers for the Corporation’s Shares.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 11:59 P.M., EASTERN TIME, ON NOVEMBER 17, 2009, UNLESS THE OFFER IS EXTENDED.

Funding for the purchase of the Shares will be provided through the Purchaser’s current working capital and binding capital commitments. The Offer is not made for the purpose of acquiring or influencing control of the business of the issuer. The Offer will expire at 11:59 p.m., Eastern Time on November 17, 2009, unless and until Purchaser, in its sole discretion, shall have extended the period of time for which the Offer is open (such date and time, as extended, the “Expiration Date”). The Purchaser has no intention of making a subsequent offering period following the Expiration Date but reserves the right to do so. If Purchaser makes a material change in the terms of the Offer, or if it waives a material condition to the Offer, Purchaser may extend the Offer and will disseminate additional Tender Offer Documents to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The minimum period during which the Offer must remain open following any material change in the terms of the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances including the materiality of the change with respect to a change in price or, subject to certain limitations, a change in the percentage of securities sought. A minimum of 10 business days from the date of such change is generally required to allow for adequate dissemination to Shareholders. Accordingly, if prior to the Expiration Date, Purchaser increases or decreases the number of Shares being sought, or increases or decreases the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the period ending on the tenth business day from the date that notice of such increase or decrease is first published, sent or given to Shareholders, the Offer will be extended at least until the expiration of such 10 business days. For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through midnight, Eastern Time. In all cases payment for the Shares purchased pursuant to the Offer will be made only after timely receipt of the Letter of Transmittal, properly completed and duly executed, with any other documents required by such Letter of Transmittal.

Tenders of Shares made pursuant to the Offer are irrevocable, except that Shareholders who tender their Shares in response to the Offer will have the right to withdraw their tendered Shares at any time prior to the Expiration Date by sending to MIRELF III Investment Processing, LLC (the “Depositary”) a written, notarized notice of withdrawal, via certified mail, identifying the name of the person who tendered Shares to be withdrawn, signed by the same person and in the same manner as the Letter of Transmittal tendering the Shares to be withdrawn. In addition, tendered Shares may be withdrawn at any time on or after December 2, 2009, unless the tender has theretofore been accepted for payment as provided above. If tendering Shareholders tender more than the number of Shares that Purchaser seeks to purchase pursuant to the Offer for those Shares, Purchaser will take into account the number of Shares so tendered and will accept for payment and pay for as nearly as may be pro rata, disregarding fractions, according to the number of Shares tendered by each tendering Shareholder during the period during which that Offer remains open. The terms of the Offer are more fully set forth in the formal Tender Offer Documents which are available from Purchaser at the Purchaser’s expense. The Offer contains additional terms and conditions and the information required by Rule 14d-6(d)(1) under the Exchange Act, which are incorporated herein by reference. The Tender Offer Documents contain important information which should be read carefully before any decision is made with respect to the Offer.

The Tender Offer Documents may be obtained by written request to Purchaser or as set forth below. A request has been made by Purchaser to the Corporation pursuant to Rule 14d-5 under the Exchange Act for the use of its list of Shareholders for the purpose of disseminating the Offer to Shareholders. Upon compliance by the Corporation with such request and Rule 14d-5, the Tender Offer Documents and, if required, other relevant materials will be mailed at the Purchaser’s expense to record holders of Shares, brokers, banks and similar persons whose names appear or whose nominee appears on the list of Shareholders, or persons who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

For more information about the Offer or to get additional copies of the Offer to Purchase, the Letter of Transmittal or other documents, please call Purchaser’s Information Agent, Laurel Hill Advisory Group, at the following toll-free number: (888) 742-1305.

October 13, 2009